

REELWURLD, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

    Balance Sheets.. 2

    Statements of Operations 3

    Statements of Changes in Stockholders' Equity...4

    Statements of Cash Flows 5

    Notes to the Financial Statements 6-11





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management & Shareholders of ReelWUrld, Inc.
Burbank, California

We have reviewed the accompanying financial statements of ReelWUrld, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has not yet commenced principal operations, and the financial statements include disclosures regarding substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 18, 2020

REELWURLD, INC.

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	As of December 31, 2019	As of December 31, 2018
Assets		
Current assets		
Cash and cash equivalents	$ 495	$ 7
Related party receivable	2,683	-
Total assets	$ 3,178	$ 7
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,415	$ 1,415
Convertible notes, current	12,500	12,500
Related party payable	-	34
Total current liabilities	14,915	13,949
Convertible notes, noncurrent portion	5,000	-
Total liabilities	19,915	13,949
Commitments and contingencies (Note 4)	-	-
Stockholders' equity		
Common stock 40,000,000 authorized; 10,700,000 shares issued and outstanding at December 31, 2019 and 2018	1,070	1,070
Additional paid-in capital	11,730	11,730
Accumulated deficit	(29,537)	(26,742)
Total stockholders' equity	(16,737)	(13,942)
Total liabilities and stockholders' equity	$ 3,178	$ 7

See independent accountants' review report and accompanying notes to the financial statements.

REELWURLD, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Year ended December 31, 2019	Year ended December 31, 2018
Revenue	$ -	$ -
Operating expenses		
General and administrative	1,795	10,403
Total operating expenses	1,795	10,403
Loss from operations	(1,795)	(10,403)
Other income (expenses)		
Other income	-	-
Interest expense	(1,000)	(1,000)
Total other income (expenses)	(1,000)	(1,000)
Net loss before income taxes	(2,795)	(11,403)
Provision for income taxes	-	-
Net loss	$ (2,795)	$ (11,403)

See independent accountants' review report and accompanying notes to the financial statements.

REELWURLD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

| | Common Stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2017	10,700,000 $	1,070 $	11,730 $	(15,339) $	(2,539)
Net income (loss)	-	-	-	(11,403)	(11,403)
Balance on December 31, 2018	10,700,000	1,070	11,730	(26,742)	(13,942)
Net income (loss)	-	-	-	(2,795)	(2,795)
Balance on December 31, 2019	10,700,000 $	1,070 $	11,730 $	(29,537) $	(16,737)

See accountants' review report and accompanying notes to the financial statements.

4

REELWURLD, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	Year ended December 31, 2019	Year ended December 31, 2018
Cash flows from operating activities		
Net loss	$ (2,795)	$ (11,403)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses	1,000	1,000
Related party receivables	(2,683)	-
Related party payables	(34)	(2,115)
Net cash used by operating activities	(4,512)	(12,518)
Cash flows from financing activities		
Proceeds from convertible notes	5,000	12,500
Net cash provided by financing activities	5,000	12,500
Net decrease in cash and cash equivalents	488	(18)
Cash and cash equivalents, beginning	7	25
Cash and cash equivalents, ending	$ 495	$ 7
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ReelwUrld, Inc. ("the Company") was incorporated on September 7, 2017 under the laws of the State of Delaware, and is headquartered in Burbank, California. ReelwUrld, Inc. is a tech-based studio that puts audience at the center of the film, TV and commercial production.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company did not have cash in bank deposit accounts in excess of federal insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).
The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or

liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

All amounts recorded in these financial statements approximate fair value.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company has not generated any revenue since inception and will continue to evaluate the impact of this standard on the Company's financial reporting.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all returns since inception are subject to examination. The Company is also taxed under the jurisdiction of the State of Illinois, which has rules similar to that of the federal jurisdiction.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The following table outlines the estimated balances in deferred tax assets of the Company at December 31, assuming an estimated tax rate of 21%:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ (6,100)	$ (5,600)
Total deferred tax asset	(6,100)	(5,600)
Valuation allowance	6,100	5,600
Deferred tax asset, net	$ -	$ -

The federal net operating loss carryforward for years 2017 begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Estimated deferred tax assets and related valuation allowances related to the net operating loss carryforwards increased by roughly $2,300 and $600 during the years ended December 31, 2018 and 2019, respectively.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $30,000 and has not yet commenced its principal operations as of the date of these financial statements which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its services, and its ability to generate positive operational cash flow. Management intends to continue to seek out new sources of debt and equity financing in order to generate positive cash flow for the Company, including plans for a crowdfunding round under Regulation CF during the fourth quarter of 2020. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – STOCKHOLDERS' EQUITY

On November 25, 2020, the Company filed an amended Certificate of Incorporation in Delaware to increase its authorized common stock from three million shares to forty million shares of common stock (par value .0001), of which Twenty Five Million shares of the Common Stock to be designated as Class A Common Stock and Fifteen Million shares of the Common Stock to be designated as Class B Common Stock. Pursuant to this amendment, the Company has approved a Stock Split whereby each outstanding shares of Common Stock was exchanged, automatically and without further action, into that number of shares of Class B Common Stock equal to the quotient of 10.7 divided by 3. As a result, an aggregate of $770 was reclassified from common stock to additional paid in capital. All share references within these financial statements have been retrospectively adjusted to reflect post-split amounts, unless otherwise noted. Class A Common Stock is entitled to one (1) vote per share. Class B Common Stock is convertible on a 1:1 basis into Class A Common Stock at the election of the holder and is entitled to ten (10) votes per share.

Prior to 2018, the Company issued a total of 3,000,000 Class B shares (10,700,000 post-split) to its parent Company and became a wholly-owned subsidiary of Creative Impulse Alliance, an entity also founded and controlled by the Company's CEO. During 2018 and 2019, through a series of unrelated transactions, Creative Impulse Alliance transferred roughly 40% of those shares to ten (10) separate shareholders, including 10% each to the Company's CEO, CTO, and CPO, for consulting and advisory services. Creative Impulse Alliance also transferred 133,750 shares to a separate debt holder upon conversion of debt held in the Company.

During the years ended December 31, 2018 and December 31, 2019, the Company had no equity transactions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

On December 27, 2019, the Company entered into a contractor and ownership services agreement with an entity founded and controlled by the Company's CTO. The agreement calls for application development for the Company and provides the contractor to be compensated in seventy-file thousand dollars ($75,000) of the Company's common shares at a pre-money valuation of five million ($5,000,000) and twenty-five thousand dollars ($25,000) in cash. The compensation is contingent upon various project milestones and when the Company has adequate funding to pay, neither of which have been met as of December 31, 2019. The contractor also retains 50/50 ownership rights in the completed application until such time as the compensation fees have been paid in full. Subsequent to period-end, the Company began making the requisite payments per the contractual agreements.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years or in its ability to adequately raise the funding required to meet its operational goals.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

Prior to 2018, the Company issued two convertible notes in the total amount of $25,000 with 8% interest rates and maturity date in July 2019. The notes are convertible at the request of the holder into common stock of Company in an amount equal to 1.25% of a valuation at One Million Dollars ($1,000,000.00).

Prior to 2018 notes totaling $12,500 of principal were contributed to the Company and recorded under additional paid-in capital account.

In 2019 the Company issued $25,000 of unsecured convertible notes with an interest rate of 8% and maturity dates in 2021. The Company shall receive $500 in November 2019, $4,500 upon signing and $1,000 per month for 18 months with the principal amount distributed in full before the maturity date. The outstanding balance of this loan is $5,000 as of December 31, 2019 and recorded under non-current liabilities.

Future minimum principal payments are as follows, for the years ended December 31,

2020	$	12,500
2021		5,000
2022		-
2023		-
2024		-
		17,500

The Company recognized interest expense of $1,000 and $1,000 during the years ended December 31, 2019 and 2018, respectively. Accrued interest outstanding during those same periods was $2,415 and $1,415, respectively.

NOTE 6 – SUBSEQUENT EVENTS

In July 2020, the Company filed for provisional patent protection on its proprietary content-creation processes.

In November 2020, the Company filed an amended Certificate of Incorporation in and approved a stock split. See further in Note 3 above.

Management has evaluated subsequent events through December 18, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material other events were identified which require adjustment or disclosure in these financial statements.